Filed Pursuant to Rule 433
Registration Statement No. 333-158240
November 14, 2011
Pricing Term Sheet
Dated as of November 14, 2011
Norfolk Southern Corporation

$500,000,000 3.250% Senior Notes due 2021
$100,000,000 6.000% Senior Notes due 2111 (Reopening)

The following information supplements the Preliminary Prospectus Supplement dated November 14, 2011 (the “Preliminary Prospectus Supplement”), and is filed pursuant to Rule 433, under Registration No. 333-158240.

3.250% Senior Notes due 2021

Issuer:	Norfolk Southern Corporation

Principal Amount:	$500,000,000

Expected Ratings (Moody’s/S&P)*:	Baa1(stable) / BBB+(stable)

Format:	SEC Registered

Denominations:	$2,000 x $1,000

Trade Date:	November 14, 2011

Settlement Date:	November 17, 2011 (T+3)

Maturity Date:	December 1, 2021

Benchmark Treasury:	UST 2.000% due November 15, 2021

Benchmark Treasury Price and Yield:	99-21 / 2.038%

Spread to Benchmark Treasury:	T+128 basis points

Yield to Maturity:	3.318%

Coupon:	3.250%

Public Offering Price:	99.422%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2012.

Make-Whole Call:
Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is three months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 20 basis points, and (ii) if the notes are redeemed on or after the date that is three months prior to the Maturity Date, 100%.

CUSIP#/ISIN#:	655844BG2 / US655844BG28

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.

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* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

6.000% Senior Notes due 2111 (Reopening)

The 6.000% Senior Notes due 2111 constitute a further issuance of our outstanding 6.000% Senior Notes due 2111, a series of debt securities first issued by us on May 23, 2011.  The following information, which should be read in conjunction with the Preliminary Prospectus Supplement, supplements, and to the extent inconsistent with replaces, the information set forth in the Preliminary Prospectus Supplement.

Issuer:	Norfolk Southern Corporation

Principal Amount:	$100,000,000

Reopening:
The 6.000% Senior Notes due 2111 offered hereby and by the Preliminary Prospectus Supplement constitute a further issuance of, and will be consolidated and form a single series of debt securities with, the $400,000,000 aggregate principal amount of the 6.000% Senior Notes due 2111 issued by us on May 23, 2011 and the $4,492,000 aggregate principal amount of the 6.000% Senior Notes due 2111 issued by us on September 14, 2011 (collectively, the “2111 Notes”). The 2111 Notes offered hereby and by the Preliminary Prospectus Supplement will have the same CUSIP number as the $400,000,000 aggregate principal amount of 2111 Notes previously issued on May 23, 2011 (the $4,492,000 aggregate principal amount of the 2111 Notes previously issued on September 14, 2011 were initially issued with a different CUSIP number and are subject to restrictions on transfer imposed by applicable U.S. federal securities laws). Following the issuance of the $100,000,000 aggregate principal amount of 2111 Notes offered hereby and by the Preliminary Prospectus Supplement, the aggregate principal amount of the 2111 Notes outstanding will be $504,492,000.

Ratings (Moody’s/S&P)†:	Baa1(stable) / BBB+(stable)

Format:	SEC Registered

Denominations:	$2,000 x $1,000

Trade Date:	November 14, 2011

Settlement Date:	November 17, 2011 (T+3)

Maturity Date:	May 23, 2111

Yield to Maturity:	5.363%

Coupon:	6.000%

Public Offering Price:	111.815%, plus accrued interest from May 23, 2011

Interest Payment Dates:	May 23 and November 23, commencing November 23, 2011.

Make-Whole Call:
Any time at the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 30 basis points.

The Treasury Yield will be calculated in the manner described in the Preliminary Prospectus Supplement except that Morgan Stanley & Co. LLC is the Independent Investment Banker and the Reference Treasury Dealer (each as defined in the Preliminary Prospectus Supplement).

Change of Control:	The information appearing in the Preliminary Prospectus

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† Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Supplement under the caption “Description of the Notes—Change of Control Repurchase Event” will not be applicable to the 2111 Notes.  The Issuer will have no obligation to repurchase the 2111 Notes upon the occurrence of a change of control or similar event.

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders of 2111 Notes:	See below for a description of certain U.S. federal income tax consequences to non-U.S. holders of the 2111 Notes.

CUSIP#/ISIN#:	655844 BD9 / US655844BD96

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF 2111 NOTES

The following is a general discussion of certain United States federal income tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of the 2111 Notes.  This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, entities treated as partnerships for United States federal income tax purposes or partners or members therein, banks or other financial institutions, broker-dealers, insurance companies, regulated investment companies, tax-exempt entities, common trust funds, certain expatriates, controlled foreign corporations, dealers in securities or currencies, and persons in special situations, such as those who hold the 2111 Notes as part of a straddle, hedge, synthetic security, conversion transaction or other integrated investment comprised of the 2111 Notes and one or more other investments).  Unless otherwise stated, this discussion is limited to Non-U.S. Holders that purchase the 2111 Notes in this offering at their Public Offering Price and that hold such 2111 Notes as capital assets for United States federal income tax purposes.  In addition, this discussion does not describe any tax consequences arising under United States federal gift and estate tax or other U.S. federal tax laws or under the tax laws of any state, local or foreign jurisdiction.  This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations (the “Treasury Regulations”) promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

Prospective purchasers of the 2111 Notes are urged to consult their tax advisors concerning the United States federal income tax consequences to them of acquiring, owning and disposing of the 2111 Notes, as well as the application of state, local and foreign income and other tax laws.

For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of the 2111 Notes other than a partnership (or entity treated as a partnership for United States federal income tax purposes) that is not a U.S. person.  A “U.S. person” means (i) a citizen or individual resident of the United States; (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of the source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions.

Classification of the 2111 Notes. The 2111 Notes should be treated as debt for U.S. federal income tax purposes and the remainder of this discussion assumes such treatment is respected.

Payments of Interest.  Payments of interest on the 2111 Notes made by us or our agent to a Non-U.S. Holder generally should not be subject to United States federal withholding tax, provided that:

(1)           the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

(2)           the Non-U.S. Holder is not a controlled foreign corporation that is related to us, directly or indirectly, through stock ownership; and

(3)           either (A) the beneficial owner of the 2111 Notes certifies to us or our agent on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person, provides its name and address and renews the certificate periodically as required by the Treasury Regulations, or (B) the 2111 Notes are held through certain foreign intermediaries and the beneficial owner of the 2111 Notes satisfies certain certification requirements of the applicable Treasury Regulations and, in either case, neither we nor our agent has actual knowledge or reason to know that such beneficial owner is a U.S. person.  Special certification rules apply to certain Non-U.S. Holders that are entities rather than individuals.

If a Non-U.S. Holder cannot satisfy the requirements of the exemption described above, payments of interest made to such Non-U.S. Holder should be subject to a 30% withholding tax unless the beneficial owner of the 2111 Notes provides us or our agent, as the case may be, with a properly executed:

(1)           IRS Form W-8BEN (or successor form) claiming an exemption from withholding or reduced rate of tax under an applicable tax treaty (a “Treaty Exemption”), or

(2)           IRS Form W-8ECI (or successor form) stating that interest paid on the 2111 Notes is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, each such Form to be renewed periodically as required by the Treasury Regulations.

If interest on the 2111 Notes is effectively connected with the conduct of a U.S. trade or business of the beneficial owner (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States), the Non-U.S. Holder, although exempt from the withholding tax described above, should generally be subject to United States federal income tax on the receipt or accrual of such interest on a net income basis in the same manner as if it were a U.S. person.  In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments.  For this purpose, interest on the 2111 Notes should be included in such foreign corporation’s earnings and profits.

Disposition of the 2111 Notes.  No withholding of United States federal income tax generally should be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange or other taxable disposition of the 2111 Notes.

In addition, a Non-U.S. Holder should not be subject to United States federal income tax on gain realized on the sale, exchange or other taxable disposition of the 2111 Notes unless (i) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (ii) such gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States.

Information Reporting and Backup Withholding

In general, backup withholding and information reporting should not apply to a payment of interest on a 2111 Note to a Non-U.S. Holder, or to proceeds from the disposition of a 2111 Note by a

Non-U.S. Holder, in each case, if the holder certifies under penalties of perjury that it is a Non-U.S. Holder and neither we nor our agent has actual knowledge or reason to know to the contrary. Any amounts withheld under the backup withholding rules should be refunded or credited against the Non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS. In certain circumstances, if a 2111 Note is not held through a qualified intermediary, the amount of payments made on such 2111 Note, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, Goldman, Sachs & Co. at 1-866-471-2526 or Wells Fargo Securities, LLC at 1-800-326-5897. This information does not purport to be a complete description of these securities or the offering.  Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.